Exhibit 12.02

CITIGROUP INC.
CALCULATION OF RATIO OF INCOME TO FIXED CHARGES
INCLUDING PREFERRED STOCK DIVIDENDS
						Nine Months Ended
	Years ended December 31,					September 30,
In millions of dollars, except for ratios	2013	2012	2011	2010	2009	2014	2013
EXCLUDING INTEREST ON DEPOSITS:

Fixed Charges
Interest expense (other than interest on deposits)	$9,941	$12,922	$15,678	$16,725	$17,711	$6,196	$7,691
Interest factor in rent expense	460	496	495	500	522	347	346
Dividends--Preferred Stock	194	26	26	9	22,708	352	123
Total fixed charges	$10,595	$13,444	$16,199	$17,234	$40,941	$6,895	$8,160

Income
Income from continuing operations before taxes and noncontrolling interests	$19,497	$7,825	$14,722	$13,116	$(7,776)	$12,991	$16,082
Fixed charges (including preferred stock dividends)	10,595	13,444	16,199	17,234	40,941	6,895	8,160
Total income	$30,092	$21,269	$30,921	$30,350	$33,165	$19,886	$24,242

	2.84	1.58	1.91	1.76	NM	2.88	2.97
Ratio of income to fixed charges excluding interest on deposits

INCLUDING INTEREST ON DEPOSITS:

Fixed Charges
Interest expense	$16,177	$20,612	$24,209	$25,057	$27,902	$10,531	$12,440
Interest factor in rent expense	460	496	495	500	522	347	346
Dividends--Preferred Stock	194	26	26	9	22,708	352	123
Total fixed charges	$16,831	$21,134	$24,730	$25,566	$51,132	$11,230	$12,909

Income
Income from continuing operations before taxes and noncontrolling interests	$19,497	$7,825	$14,722	$13,116	$(7,776)	$12,991	$16,082
Fixed charges (including preferred stock dividends)	16,831	21,134	24,730	25,566	51,132	11,230	12,909
Total income	$36,328	$28,959	$39,452	$38,682	$43,356	$24,221	$28,991

Ratio of income to fixed charges including interest on deposits	2.16	1.37	1.60	1.51	NM	2.16	2.25